# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pinstripes Holdings, Inc., CIK 0001852633
CUSIP: 06690B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1150 Willow Road, Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0000950170-25-005036
Filed by CIK 0001600269
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6484

## Reporting persons
- Oaktree Value Equity Fund, L.P. (CIK 0001600269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,873,625; sole dispositive power 0; shared dispositive power 3,873,625; aggregate amount beneficially owned 3,873,625 (8.6% of the class)
  Comment: The reported securities represent 3,873,625 shares of Common Stock issuable upon exercise of an equivalent number of Warrants and the reported percentage is calculated based on 41,212,355 shares of Common Stock outstanding as of February 17, 2025 as reported on the Issuer's Form 10-Q, filed on February 19, 2025, as increased by 3,873,625 shares of Common Stock issuable upon exercise of such Warrants.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,873,625; sole dispositive power 0; shared dispositive power 3,873,625; aggregate amount beneficially owned 3,873,625 (8.6% of the class)
  Comment: The reported securities represent 3,873,625 shares of Common Stock issuable upon exercise of an equivalent number of Warrants and the reported percentage is calculated based on 41,212,355 shares of Common Stock outstanding as of February 17, 2025 as reported on the Issuer's Form 10-Q, filed on February 19, 2025, as increased by 3,873,625 shares of Common Stock issuable upon exercise of such Warrants.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,873,625; sole dispositive power 0; shared dispositive power 3,873,625; aggregate amount beneficially owned 3,873,625 (8.6% of the class)
  Comment: The reported securities represent 3,873,625 shares of Common Stock issuable upon exercise of an equivalent number of Warrants and the reported percentage is calculated based on 41,212,355 shares of Common Stock outstanding as of February 17, 2025 as reported on the Issuer's Form 10-Q, filed on February 19, 2025, as increased by 3,873,625 shares of Common Stock issuable upon exercise of such Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Pinstripes Holdings, Inc.
Address of issuer's principal executive offices: 1150 Willow Road, Northbrook, Illinois (IL), 60062
Comment: This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D, originally filed on January 13, 2025 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). Except as set forth herein, the Original Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended to incorporate the following after the fifth paragraph thereof.

On January 17, 2025, the Pinstripes Parties, OFA and the Oaktree Lenders entered into the Second Amendment to the Original Oaktree Loan Agreement (the "Second Amendment" and the First Amended Oaktree Loan Agreement as amended by the Second Amendment, the "Second Amended Oaktree Loan Agreement"). The Second Amendment provides, among other things, that: (i) interest on the Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loans will accrue on a daily basis calculated based on a 360-day year at a rate per annum equal to 20% (amended from 12.5% cash and 7.5% paid-in-kind (PIK) interest), payable quarterly in arrears, at the Issuer's option, either in cash or in kind (subject to certain procedures and conditions), (ii) the Issuer is required to deliver to OFA a monthly sales report, an unaudited balance sheet and a projected operating budget on a monthly basis and (iii) the Issuer is required to achieve certain milestones in respect of various possible strategic alternatives, which are set forth in the Second Amended Oaktree Loan Agreement.

In connection with the entry into the Second Amendment, on January 21, 2025, the Oaktree Lenders funded an Oaktree Tranche 2 Loan in the amount of $6.0 million and the Issuer agreed to grant to OCM an Oaktree Tranche 2 Warrant exercisable for 349,500 shares of Common Stock.

On March 7, 2025, the Pinstripes Parties, OFA and the Oaktree Lenders entered into the Third Amendment to the Original Oaktree Loan Agreement (the "Third Amendment" and the Second Amended Oaktree Loan Agreement as amended by the Third Amendment, the "Third Amended Oaktree Loan Agreement"). In connection with the entry into the Third Amendment, the Oaktree Lenders funded an Oaktree Tranche 2 Loan in the amount of $7.5 million and the Issuer agreed to grant to OCM an Oaktree Tranche 2 Warrant exercisable for 436,875 shares of Common Stock. The Third Amendment provides, among other things (including amendments to the financial reporting covenant), that: (i) the milestone deadline in respect of the Issuer consummating an equity transaction will be extended from March 21, 2025 to March 31, 2025, (ii) the proceeds of the $7.5 million Oaktree Tranche 2 Loan will be deposited into an account subject to a control agreement, will be utilized consistently with an approved budget and can only be withdrawn once every calendar week by delivering a withdrawal notice to the OFA, (iii) on or prior to March 7, 2025 (or such later date as may be agreed to by OCM in its sole discretion), the Issuer shall have retained and appointed a consulting firm designated by the Issuer's Board of Directors (the "Board") and approved by OCM to provide advisory and consulting services to the Issuer on terms and conditions satisfactory to Oaktree and (iv) on or prior to March 12, 2025 (or such later date as may be agreed to by OCM in its sole discretion), the Board will have appointed a representative of such consulting firm, approved by OCM, to act as an officer of the Issuer (reporting to the Board).

Item 3 to the Schedule 13D is hereby amended to incorporate the following at the end thereof.

The Oaktree Tranche 2 Loans on January 21, 2025 and March 7, 2025 were funded using working capital of the Oaktree Parties. The foregoing descriptions of the Second Amendment and the Third Amendment are each qualified by reference to such agreements, which are attached hereto as Exhibits 99.2 and 99.3 and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended to incorporate the following at the end thereof and the information set forth in Item 3 and Item 6, each as amended by this Amendment No. 1, is hereby incorporated by reference in its entirety.

Binding Letter of Intent in Respect of Recapitalization Transaction

On March 7, 2025, the Issuer entered into a binding letter of intent (the "Letter of Intent") with OCM with respect to a recapitalization of the Issuer. The Letter of Intent provides, among other things, that: (i) the Issuer will issue a number of Class A Shares to the Oaktree Lenders such that the Oaktree Lenders will hold 85%, and existing stockholders will hold 15% of the Issuer's Common Stock following the closing of recapitalization transaction, all subject to dilution from Common Stock issuable pursuant to a management incentive plan equal to 10% of the Common Stock and the preferred stock that is described below (the "MIP"), (ii) in exchange for the make-whole payment under the Third Amended Oaktree Loan Agreement, the Issuer will issue to the Oaktree Lenders preferred stock in a stated amount equal to 1.25x the amount of the total make-whole under the existing indebtedness under the Third Amended Oaktree Loan Agreement, which will bear an 8% PIK coupon, (iii) the existing indebtedness under the Oaktree Loan will remain outstanding and the Third Amended Oaktree Loan Agreement will be amended in connection with the closing of the recapitalization transaction to convert the make-whole into preferred stock, eliminate financial covenants and waive prior defaults, (iv) following the closing of the recapitalization transaction, OCM will appoint all of the Issuer's directors, and (v) as a condition to closing of the recapitalization transaction, the Issuer's Common Stock will have been delisted from the New York Stock Exchange. In addition, the Issuer has agreed not to pursue alternative transactions prior to the termination of the Letter of Intent in accordance with its terms.

The foregoing descriptions of the Letter of Intent does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter of Intent, which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

Oaktree VEF directly holds an aggregate of 3,873,625 Warrants and OCH, as the indirect manager of Oaktree VEF, and OCGH, as the manager of OCH, may each be deemed to beneficially own the Warrants directly held by Oaktree VEF. Accordingly, as of the date of this Statement, the Warrants held by Oaktree VEF are fully exercisable and the 3,873,625 shares of Common Stock issuable upon exercise of the Warrants represent 8.6% of the Common Stock outstanding as of the date hereof. Such ownership percentage is calculated based on 41,212,355 shares of Class A Common Stock outstanding as of February 17, 2025 as reported on the Issuer's Form 10-Q, filed on February 19, 2025, as increased by 3,873,625 shares of Common Stock issuable upon exercise of Warrants. Each of the Reporting Persons disclaims beneficial ownership of the reported securities, and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows: The Reporting Persons have engaged in transactions with respect to Common Stock within the prior 60 days as follows: On January 17, 2025, in connection with funding of the Tranche 2 Loan in the amount of $6.0 million, the Issuer issued to the Reporting Persons, Tranche 2 Warrants to acquire 349,500 shares of Common Stock and, on March 7 2025, in connection with funding of a Tranche 2 Loan in the amount of $7.5 million, the Issuer issued to the Reporting Persons, Tranche 2 Warrants to acquire 436,875 shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 to the Schedule 13D is hereby amended to incorporate the following at the end thereof and the information set forth in Item 3 and Item 4, each as amended by this Amendment No.1, is hereby incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Letter of Intent, dated March 7, 2025, by and between the Issuer and Oaktree Capital Management, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pinstripes Holdings, Inc. on March 7, 2025).

Exhibit 99.2 Second Amendment to Oaktree Loan Agreement, dated March 7, 2025, by and among Pinstripes Holdings, Inc., Pinstripes, Inc., the other guarantors party thereto, Oaktree Fund Administration, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pinstripes Holdings, Inc. on January 24, 2025).

Exhibit 99.3 Third Amendment to Oaktree Loan Agreement, dated March 7, 2025, by and among Pinstripes Holdings, Inc., Pinstripes, Inc., the other guarantors party thereto, Oaktree Fund Administration, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Pinstripes Holdings, Inc. on March 7, 2025).

## Signatures
- Oaktree Value Equity Fund, L.P.: /s/ Evan Kramer, Evan Kramer / Senior Vice President (03/11/2025)
- Oaktree Value Equity Fund, L.P.: /s/ Jacob Wagner, Jacob Wagner / Managing Director (03/11/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/11/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/11/2025)
Comment: Oaktree Value Equity Fund, L.P. By: Oaktree Value Equity Fund GP, L.P. Its: General Partner By: Oaktree Value Equity Fund GP Ltd. Its: General Partner By: Oaktree Capital Management, L.P. Its: Director